INVEST IN **NEXT BOLT**

Safer, Affordable, Longer Lasting and 99.9% Recyclable Solid State Battery



nextbolt.co San Francisco CA

Hardware | Infrastructure | Technology | Energy | Sharing Economy

LEAD INVESTOR

Nicholas Urbani CEO, First Holding Management LLC

Every day news headlines show us the need for a distributed, sustainable energy grid supported by safe battery technology that is not vulnerable to foreign supply chains. NextBolt is a revolutionary product that will change the lives of all Americans. It is uniquely suited to take advantage of the growing secular trends in battery technology and energy independence. The sodium halide based battery technology presents unprecedented opportunities for low cost, safe battery storage using domestic reusable materials. We're proud to be a part of this vision and the NextBolt team.

Invested $250,000 this round

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Working battery cell tested safe with puncture and high temperature.
2. Perfect for powering home, commercial as well as the solar industry and electric vehicle charging.
3. Technology developed in partnership with Unigrid, LG Energy and UCSD, featured in science journals.
4. 2nd gen prototype home energy unit completed. Comparable to an improved Tesla Powerwall.

Our Team



Jason Adams CEO & President

Jason Adams is an energy investor, dealmaker, leader, and growth expert. His crossover experience in managing technology, software, and subscription make him particularly capable to produce results in consumer-facing technology sectors.

> My mom paid a large sum to have Solar installed only to find out when the power company turns off her power, she can't keep her power on or her food cold. When I went to look for battery solutions they were all long waitlists, too expensive, and people told me that she would need fire insurance because the batteries were dangerous.



Ahmad Pesaran Energy Storage Engineer Advisor

After receiving his Ph.D. in mechanical engineering from UCLA in 1983 Ahmad joined the National Renewable Energy Laboratory. Since 1995, he has been working on electric drive vehicles and their various energy storage technologies.



Dr. Shirley Meng Materials Scientist Advisor

New role as Chief Scientist for the DOE's Argonne National Laboratory. This comes with appointment as a professor at the School of Molecular Engineering at The University of Chicago. Currently serves as a materials scientist and professor at UCSD.

We Believe This Battery Technology Could Reshape The Global $1.8 Trillion Energy Market

● This new battery can be sourced and manufactured entirely in the US.

● It's much cheaper than Lithium, making it affordable to hundreds of millions of American families, and billions more all over the world.

●Backed by US government funding, investing in this market is what we believe is the closest possible thing to surefire success.

The Tiny U.S. Company Behind This New Technology

This privately-owned company is Next Thing Tech, developer of one of the first affordable, 100% US-made home energy storage battery.



The Next Bolt will sell for just $100 a month - less than what the average US household pays for electricity.

We believe this modular battery can meet any power demand and is specially designed to be easily installed.

And here's the breakthrough technology that's making all this possible.

The Breakthrough Technology With Potential To Disrupt A $1.8 Trillion Market

Prof. Shirley Meng, a world-renowned battery scientist and the battery team working with Next Thing Tech, have developed a unique battery technology.

This new technology doesn't rely on Lithium.

Instead, it's based on Sodium -A natural element that is abundant in U.S. soil (and water).

These batteries are much cheaper than Lithium:
It costs $150 to produce 1 kWh of Lithium battery power, but less than $50 to produce 1 kWh of Sodium battery power -

3X cheaper than Lithium!

And most importantly, Next Thing Tech is. . .





The Only Company With The Rights To Use This Unique Formula!

Through an agreement for exclusive rights, the Next Bolt will be the only battery on the market to use this unique battery formula.

So, if only one out of every ten American households buys just one Next Bolt, we're talking about a $15.4 billion annual revenue from U.S. homeowners alone.

Next Thing Tech's current pre-money valuation is $35M, with the projections listed it would make investing in this company a (potential) 385X ROI!

That means every $1000 you invest today could potentially be worth more than $385,000 within the next ten years.

(*The above section includes forward-looking projections that are not guaranteed)



Company Plans & Time To Market

Our team and the scientists who have developed this technology already have a working battery with expectations to have a scalable solution in 2 years. (Maybe less.)

Sodium battery production can be 50% less than Lithium, which will make the Next Bolt cheap enough to sell anywhere in the world.

Every household and business worldwide is a potential prospect - a total addressable market of roughly $1.8 trillion.

Next Thing Tech is looking to raise $4M to speed up Sodium battery research plus production & marketing of the Next Bolt.



Legal Disclaimer

The offering materials may contain forward-looking statements and information relating to, among other things, Next Thing Technologies Inc (hereby referred to as NTT), its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to NTT management. when used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" , "could", "might", "will" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause NTT actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. NTT does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.